EXHIBIT 10.1

June 27, 2013

Mr. Carl E. Will                    PERSONAL AND CONFIDENTIAL
[address redacted]

Re:     Offer of Employment: Chief Commercial Officer

Dear Carl:

On behalf of Applied Industrial Technologies, Inc. (“Applied”), I am pleased to present you with these proposed terms of your employment with Applied, commencing effective on July 22 or such earlier date in July as is determined by mutual agreement (the “Hire Date”):

1.	Position. The Board of Directors will elect you Chief Commercial Officer. This is an executive officer position reporting directly to me.

2.
Base Salary. As is the case with all Applied officers, compensation and benefits are set by the Board's Executive Organization & Compensation Committee (the “Committee”). Under current procedures, the Committee reviews annual base salaries in August, with any adjustment retroactive to July 1. Your starting annual base salary will be $400,000, and it is anticipated your next merit review would be effective July 1, 2014.

3.
2014 Annual Incentive. The Committee will designate you a participant in the Management Incentive Plan for the fiscal year ending June 30, 2014. The plan will provide for incentive payments based on the achievement of fiscal year goals, with payments, if any, distributed in August following the release of fiscal year-end audited financial results.

For fiscal 2014, your target incentive percentage will be 60% of your base salary, giving you a target incentive payment, if all target goals are met, of $240,000.

4.
Long-Term Incentive Awards. You will be eligible for awards under Applied's Long-Term Performance Plan. Your targeted long-term incentive value for fiscal 2014 will be $400,000. In recent years, the Committee has awarded long-term incentive value to the executive officers through a combination of three-year performance shares, restricted stock units, and stock-settled stock appreciation rights. The programs are approved by the Committee annually, typically in August, and there is no guarantee that the long-term incentive vehicles or your targeted long-term incentive value will remain unchanged.

5.
Severance Agreement. The Committee will provide you an executive severance agreement, which will provide you a severance benefit if your employment with Applied is terminated either by you “for good reason” or by Applied “without cause.” The executive severance agreement will expire on the first anniversary of the Hire Date. The benefit provided is an amount equal to your base salary for the lesser of six months or the period remaining until the first anniversary of the Hire Date.

6.
Change in Control Agreement. You will also receive a change-in-control agreement. This agreement will provide that if, within two years following a change in control of Applied, your employment with Applied is terminated either by you “for good reason” or by Applied “without cause”, then you will receive a severance payment equal to one and one-half times your total compensation (base salary plus your targeted annual incentive pay), plus one and one-half years of continued benefits. You will not be entitled to payment under the executive severance agreement referenced in section 5, above, if you receive payment under the change in control agreement.

7.
Key Executive Restoration Plan. You will be designated a participant in Applied's Key Executive Restoration Plan (the “KERP”). The plan is a non-qualified defined contribution arrangement under which Applied will contribute to a retirement account in your name (a) 8 percent of your calendar year pay (base salary plus annual incentive pay), minus (b) the amount of company contributions (both matching and profit sharing) made to the Retirement Savings Plan for the same period, as described below. Pursuant to the KERP, the account will vest 50% after three years of service, another 25% after four years, and will be fully vested after five years of service with Applied.

8.
Other Executive Plans and Programs. As an Applied officer, you will be eligible to participate in the following executive plans and programs, during the periods such plans and programs are continued by Applied and as the same may be amended from time to time, on the same basis as other Applied officers:

a.	Executive life insurance program;

b.	Long-term disability program; and

c.	Deferred Compensation Plan.

Neither a company car nor an automobile allowance is provided, but Applied will reimburse you for business mileage pursuant to company policy. Country club memberships are not included.

9.	Vacation. Company policy currently provides officers five weeks' vacation per calendar year. For calendar 2013, your vacation eligibility will be prorated based on your Hire Date.

10.	Other Associate Benefits. Among the normal benefits available to Applied employees are the following:

a.
Health Care Program. We offer health care options currently administered by Anthem, and dental coverage administered by CIGNA. Because you become eligible for these benefits only after a waiting period, Applied will reimburse you for interim COBRA costs.

b.
Retirement Savings Plan. Applied's section 401(k) plan provides for compensation deferral and a company match in Applied stock with respect to the first 6% of compensation deferred. A variety of investment options are available. The company match ranges from a minimum of 25% to a maximum of 100% per quarter based on Applied achieving certain net income hurdles. Applied also makes annual profit sharing contributions depending on Applied's profitability during the previous fiscal year. The company match and profit sharing contributions vest under the plan at the rate of 25% for each year of your employment with Applied.

c.
Supplemental Defined Contribution Plan (the “Shadow Plan”). Highly compensated associates are eligible for the Shadow Plan, a non-qualified plan maintained in conjunction with the Retirement Savings Plan. The Shadow Plan provides you a vehicle for saving on a tax-deferred basis even if the tax laws limit the amount of contributions you can make to the Retirement Savings Plan.

11.	Your Covenants.

a.
Noncompetition Covenant. During your employment and the two-year period following the date of termination of your relationships with Applied and its affiliates as an officer or employee, you covenant and agree that you will not, directly or indirectly, with or through another individual or organization,

(i)
whether as a shareholder (other than as the holder of less than 1% of the outstanding shares of a publicly held company), partner, member, director, officer, employee, agent or consultant, or in any other capacity, in competition with Applied or any of its affiliates, anywhere within the United States, Canada, Mexico, Australia, New Zealand, Singapore, or any other nation in which Applied or its affiliates hereafter conducts business, (a) distribute products that are the same or similar to products sold, designed, or distributed by Applied or any of its affiliates during the 12-month period preceding the date of termination of your relationships with Applied and its affiliates as an officer or employee, or (b) provide services that are the same or similar to services provided by Applied or any of its affiliates during the 12-month period preceding the date of termination of your relationships with Applied and its affiliates as an officer or employee; or

(ii)
except with the prior written consent of Applied's Board of Directors, assume a position as a shareholder (other than as the holder of less than 1% of the outstanding shares of a publicly held company), partner, member, director, officer, employee, agent or consultant, or in any other capacity, with any of the following Applied product suppliers (or their affiliates): Baldor Electric, Eaton, Rexnord, SKF, and Timken.

b.
Nonsolicitation Covenant. During your employment and the two-year period following the date of termination of your relationships with Applied and its affiliates as an officer or employee, you covenant and agree that you will not, directly or indirectly, with or through another individual or organization, induce, solicit or assist or facilitate the inducement or solicitation by any third person of any employee, officer, agent, or representative of Applied to terminate his or her relationship with Applied or in any other way interfere with Applied's relationship with its employees, officers, agents, and representatives.

c.
Confidential Information. During your employment and the five-year period following the date of termination of your relationships with Applied and its affiliates as an officer or employee, you covenant and agree to keep confidential and not disclose to others information relating to Applied or any of its affiliates, or their respective businesses, including, but not limited to, information regarding (i) customers or potential customers; (ii) vendors or suppliers; (iii) pricing structure and profit margins; (iv) business plans and strategies; (v) employees and payroll policies; (vi) computer systems; (vii) facilities or properties; and (viii) other proprietary, confidential or secret information relating to Applied or any of its affiliates (“Confidential Information”). You shall use all reasonable care to protect, and prevent unauthorized disclosure of, any Confidential Information unless such information (a) is now or becomes generally known or available to the public without any violation of this agreement; or (b) is required to be disclosed by applicable law or court or governmental order.

d.
Remedies; Severability. You acknowledge that a breach of your covenants in this Section 11 would result in irreparable injury to Applied for which monetary damages alone would not be an adequate remedy. Therefore, you consent to the issuance of injunctive relief in the event of a breach of your covenants, in addition to any other remedies to which Applied may be entitled at law or in equity. In addition, if any provision of this Section 11 or the application of any provision to any person or circumstances shall be held to be excessively broad including without limitation, as to time, geographic area, or scope of activity, that provision shall be construed by limiting and reducing it so as to be enforceable to the maximum extent allowed by applicable law.

12. Your Representations. You represent to Applied that (a) entering into an employment relationship with Applied will not violate any provision of or result in a breach under any agreement to which you are a party or by which you are bound; (b) you are not a party to, or bound by, any agreement, understanding, covenant, policy, other arrangement, or fiduciary obligation, that would affect or limit your ability to provide services to, or to carry out your responsibilities with Applied, including without limitation any noncompetition, nonsolicitation, employment, consulting, or other agreement; and (c) you have not retained, nor will you use in connection with your employment with Applied, any proprietary or confidential information of any previous employer or other person or entity.

13. Other Conditions. This offer is contingent on Applied receiving (a) reports satisfactory to Applied regarding executive background and credit checks conducted on you and your submission to Applied's standard pre-hire drug test (which we will arrange to be taken at a facility near your home), and (b) your completed officer questionnaire satisfactory to Applied.

14.
Miscellaneous. This offer letter shall be construed in accordance with the laws of the State of Ohio. Except as expressly provided herein, your employment shall be subject to all employment policies and procedures applicable to Applied associates generally. As with the other Applied officers, you will not have an employment agreement assuring continued employment. Officers serve at the will of the Board of Directors.

Carl, we are very excited about the contribution you can make to the company. We have exciting times ahead and a significant number of opportunities for success. In addition, I feel there are plenty of opportunities that will continue to challenge you in the years ahead. You have a great background that makes you well suited for this position at this important time in the company's history.

Please acknowledge your acceptance of our offer and your agreement to the matters set forth in this letter by signing and returning the enclosed extra copy of this letter. If you have any questions, please call me.

Cordially,

/s/ Neil A. Schrimsher
Chief Executive Officer
Enclosure

I acknowledge, accept, and agree to this offer to commence employment.

Date: 6/27/2013	/s/ Carl E. Will
Carl E. Will